Mail Stop 3561

July 13, 2006

Mr. Gary Bedini
President and C.E.O.
Energenx, Inc.
6200 E. Commerce Loop
Post Falls, Idaho 83854

**Re: Energenx, Inc.
          Form 10-KSB
          Filed March 31, 2006
          File No. 000-50739**

Dear Mr. Bedini:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures, page 27

1   We note that your disclosure does not comply with Item 307 of Regulation S-B in a number of respects. Please revise your disclosure to correct the references to the Exchange Act rules where disclosure controls and procedures are defined. Delete the reference stating that you had just become a reporting company since this appears to be incorrect. Disclose in detail the nature of the material weaknesses identified in your evaluation. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

2.   Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Report of independent registered public accounting firm, page 39

3.   Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Williams & Webster, P.S.) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from September 29, 1999 (inception) to December 31, 2005.

Note 13 – Stock Option Plan, page F-16

4.   We note your disclosure regarding the stock options granted to an individual as consideration for purchasing 2,400,000 shares of common stock. We also note that your disclosure on page 13 that the options were granted to a non-employee director. Since the option grant related to the purchase of common stock, rather than the individual's service as a non-employee director, the options should be recorded at fair value under SFAS 123. See paragraph 8 of FIN 44. Please revise the financial statements to record compensation expense for the option grant, and revise your disclosure to discuss your accounting treatment for the option grant, including the major assumptions used to value the grant.

Exhibits 31.1 and 31.2, Certifications

5.   We note multiple differences between the language of your certifications and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certifications accordingly. To the extent that additional disclosures are required to make the certifications accurate, provide such disclosures under Item 8A.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies